COMMERCIAL REAL ESTATE SERVICES
CBRE Group, Inc. 2121 N. Pearl Street
Suite 300
Dallas TX 75201
www.cbre.com

September 19, 2025

Mr. Peter McPhun

Ms. Jennifer Monick

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Re:	CBRE Group, Inc.

Form 10-K for the year ended December 31, 2024

File No. 001-32205

Dear Mr. McPhun and Ms. Monick:

We are responding to your comment letter dated September 5, 2025, to CBRE Group, Inc. (the “Company,” “CBRE,” “we,” “our” or “us”) with respect to the above referenced document.

For ease of reference, we have repeated the comments of the Securities and Exchange Commission Staff (the “Staff”) in italics directly preceding our responses.

Form 10-K for the fiscal year ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Non-GAAP Financial Measures, page 47

1.	We note your response to our prior comment 1. Please address the following:

•

As it pertains to pass-through costs, please further clarify for us the nature and terms of your contracts whose structures include pass-through with implicit pass-through net revenue cost-plus and cost-plus with GMP. In your response, please tell us how you determined these contract structures have an implicit margin, as opposed to an explicit margin.

•

Regarding your contracts that are identified as explicit pass-through net revenue, please explain to us why these contracts are categorized as having an explicit margin. In your response, please address your current characterization of such contracts as fixed priced contracts as it appears that they contain a mark-up on both fixed and variable costs. Also, please explain to us how you determined the explicit fees contractually earned on pass-through costs to estimate the margins for these contracts.

2.

In your response to our prior comment 1, you explain that to estimate an implicit margin on contracts quoted with a fixed price or management fees that are charged to clients and may be derived as a percentage of total budgeted costs, you attributed a portion of the overall contract margin earned to the third-party pass-through costs incurred on the contract by allocating the margin based on the percentage of third-party pass-through costs to total direct contract costs. Please address the following:

•	Please tell us how you define overall contract margin earned and total direct contract costs.

•

Please provide us with the company’s overall contract margin earned and total direct contract costs (if it differs from the cost of revenue line item on your consolidated statements of operations) for the year ended December 31, 2024.

•	Please show us how the overall contract margin was allocated to calculate estimated margin by contract structure.

Response:

The Company acknowledges receipt of the Staff’s comments and informs the Staff that the Company will remove net revenue from its list of non-GAAP financial measures. This change will be reflected in the Company’s earnings materials and future filings with the Securities and Exchange Commission, beginning with the Company’s third quarter 2025 reporting.

Should you have any further questions regarding this matter, please feel free to contact me at (212) 984-8384.

Sincerely,

/s/ Emma Giamartino

Emma Giamartino

Chief Financial Officer

CBRE Group, Inc.

cc:	William B. Brentani, Simpson Thacher & Bartlett LLP

Kelli Schultz, Simpson Thacher & Bartlett LLP

John Kemnitz, KPMG LLP